UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTSFORM X-17A-5 PART III

SEC FILE NUMBER
8-65894

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _Velocity Clearing, LLC_

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1301 – Route 36, Suite 109
(No. and Street)

Hazlet	**NJ**	**07730**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank W. Bracero	**732-375-2446**	**frank.bracero@velocityclearingllc.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 West 42nd Street, 19th floor	**New York,**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

9/24/2003	**49**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Velocity Clearing, LLC

As of December 31, 2021
And Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Velocity Clearing, LLC
TABLE OF CONTENTS

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OATH OR AFFIRMATION

I, Frank W. Bracero, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Velocity Clearing, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Frank Bracero

Signature

Frank W. Bracero

Name

Chief Financial Officer

Title

Subscribed and sworn to before me



Bar # 038561994

Velocity Clearing, LLC
Index



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Member
Velocity Clearing, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Velocity Clearing, LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

New York, New York
February 28, 2022

Velocity Clearing, LLC
Statement of Cash Flows
For the year ended December 31, 2021

Assets	
Cash	$ 83,984,020
Cash segregated under federal and other regulations	73,305,000
Securities borrowed	505,044,235
Receivables from customers, net	10,560,466
Receivables from brokers, dealers and clearing organizations	12,945,290
Securities borrowed interest receivable	3,376,174
Other assets	3,876,595
Total assets	**$ 693,091,780**
Liabilities and Members' Equity	
Liabilities	
Securities loaned	$ 495,798,897
Payables to customers	80,918,747
Securities loaned interest payable	2,745,505
Payables to brokers, dealers and clearing organizations	1,386,602
Payables to non-customers	986,235
Accounts payable	1,368,122
Accrued expenses and other liabilities	2,067,015
Total liabilities	**585,271,123**
Members' equity	107,820,657
Total liabilities and member's equity	**$ 693,091,780**

Velocity Clearing, LLC
Notes to Statement of Financial Condition
December 31, 2021

Note 1 – Organization

Velocity Clearing, LLC (the "Company") is a wholly owned subsidiary of VCT Holdings LLC ("VCT"), which is ultimately wholly owned by Nexus Clearing, LLC ("Nexus"). The Company is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and the various securities exchanges in which it maintains membership. The Company has clearing memberships with principal stock exchanges in the United States, including NYSE, CBOE, NASDAQ BX and NASDAQ PHLX LLC, among others. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

The Company's principal business activities include securities borrow and securities loan activities and acting as a provider for companies to borrow specific securities. On August 22, 2019, the Company began to refer customers on a fully disclosed basis with a clearing broker-dealer for equity securities. The Company began accepting client collateral and clearing equities for certain customers and brokers with proprietary accounts on a direct basis in January 2020.

On February 1, 2020, the Company changed its legal name to Velocity Clearing, LLC from Quantex Clearing, LLC.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's functional base currency is the U.S. Dollar, and no transactions are conducted in other currencies.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results may differ from estimated amounts.

Cash and Cash Segregated Under Federal and Other Regulations
The Company has all cash on deposit with a major money center bank. The cash balances on deposit exceed Federal Deposit Insurance Corporation insured limits. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

The Company is required by its primary regulators, the SEC and FINRA, to segregate cash or qualified securities to satisfy rules regarding the protection of client assets pursuant to the exclusive benefit of customers under the Securities Exchange Act of 1934 section 240.15c3-3 *"Customer protection – reserves and custody of securities"* ("SEC Rule 15c3- 3").

Cash	$	83,984,020
Cash segregated under federal and other regulations		73,305,000
Total cash shown in the statement of cash flows	$	157,289,020

Securities Received as Collateral and Obligation to Return Securities Received as Collateral

The Company receives and pledges securities as collateral in connection with non-cash transactions in which the Company is the lender. When the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition. At December 31, 2021, the Company had not received any securities as collateral and had no obligations to return securities received as collateral.

Securities Received from Customers and Non-Customers

Securities received from customers and non-customers in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they contractually may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 5 years, less any permanent impairments. At December 31, 2021, property and equipment, net, amounts to $103,792 and is included in the Statement of Financial Condition in Other assets.

Accounts Payable

The balances reported in Accounts payable in the Statement of Financial Condition predominantly consists of amounts owed to various vendors for securities related activities. These amounts owed are less than 60 days outstanding.

Accrued expenses and other liabilities

The balances reported in Accrued expenses and other liabilities predominantly consists of accrued compensation and lease liability.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require.

Safe Harbor 401K Plan

The Company currently has a Safe Harbor 401K matching plan. The matching contribution equals 100% on the first 4% of participant's compensation which is deferred as an elective deferral. During 2021, the Company reduced its participant matching to 4% from 6%.

Recently Adopted Accounting

Securities borrowed rebate interest

Securities borrowed and securities loaned transactions require the Company to deposit or return cash and other collateral with lender. The Company will earn or pay a securities rebate interest based on the collateral exchanged based on a negotiated interest rate with its counterparts. Securities borrow and securities loan are outside the scope for Topic 606.

Note 3 – Regulatory Requirements

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2021, the Company had net capital, as defined, of $102,284,899 which was $101,930,841 in excess of its required net capital of $354,058.

Cash Segregated under Regulations

As a registered broker-dealer, the Company is subject to the SEC Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers.

As of December 31, 2021, the Company made a computation related to Rule 15c3-3 and was required to maintain a balance of $65,245,048 in this account. The Company had segregated cash in a demand account with a value of $71,700,000 as of December 31, 2021. On January 4, 2022, there was a cash withdrawal of $3,000,000 as a result of the computation.

As of December 31, 202, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB") and was required to maintain a balance of $836,534 in this account. The Company had segregated cash in a demand account with a value of $1,605,000 as of December 31, 2021.

Note 4 – Leases

The Company has obligations as a lessee for office spaces with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases do not contain renewal options. The weighted average remaining life of the lease term for these leases was 4.43 years as of December 31, 2021.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As most of our leases do not provide an implicit rate, the Company used its incremental borrowing rate, the rate of interest to borrow on a collateralized basis for a similar term, at the lease commencement date. The Company utilized a weighted average discount rate of 5.00% in determining the lease liability as of December 31, 2021.

The Company made a policy election to exclude the recognition requirements of ASC 842 to short-term leases, those leases with original terms of 12 months or less. Short-term lease payments are recognized in the income statement on a straight-line basis over the lease term. Certain real estate leases may contain lease and non-lease components, such as common area maintenance charges, real estate taxes, and insurance, which are generally accounted for separately and are not included in the measurement of the lease liability since they are generally able to be segregated. The Company does not sublease any of its leased properties. There were no sale and leaseback transactions, leveraged leases or lease transactions with related parties during the year ended December 31, 2021.

The cash paid for amounts included in the measurement of operating lease liabilities for year ended December 31, 2021, was $182,136. The right-of-use asset amounted to $203,739 and included within Other assets in the Statement of Financial Condition

Velocity Clearing, LLC
Notes to Statement of Financial Condition
December 31, 2021

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the Statement of Financial Condition as of December 31, 2021 is shown below:

2022	$	90,274
2023		55,479
2024		47,753
2025		11,861
Total future minimum lease payments (undiscounted)		205,367
Discounting effect on cash flows		(4,037)
Lease liability (discounted)	$	201,330

Note 5 - Fair Value Measurements

The Company utilizes various methods to measure the fair value of investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement dates. The three level of inputs are:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

There were no transfers of securities among levels 1, 2 or 3 during the year ended December 31, 2021.

The Company had no assets and liabilities at fair value as of December 31, 2021.

Securities received and obligation to return securities received as collateral consist of US Exchange Traded Equity securities, which are valued at mid quoted market prices. Valuation adjustments are not applied. Accordingly, these securities are categorized in level 1 of the fair value hierarchy.

Note 6 – Line of Credit

The Company has a secured financing arrangement with the Bank of Montreal that permits the Company to borrow an amount up to $5,000,000, bearing interest at the rate of 1.50% annually. All borrowings are fully secured by securities pledged to the lender and are subject to repayment on demand. There was no outstanding principal balance at December 31, 2021.

Velocity Clearing, LLC
Notes to Statement of Financial Condition
December 31, 2021

Note 7 – Related Party Transaction

The Company engages in various securities transactions with a broker dealer affiliate.

At December 31, 2021, assets and liabilities with a related party consist of:

Assets		
Securities borrowed	$	2,192,500
Other assets		279,868
Total assets	$	2,472,368
Liabilities		
Securities loaned	$	29,860,960
Accrued expenses and other liabilities		275,143
Total liabilities	$	30,136,103

The Company has payables to principals recorded in Payable to non-customer of $149,701 at December 31, 2021.

The Company has a $15,000,000 unsecured line of credit agreement to an affiliate. This credit agreement has a $0 balance outstanding as of December 31, 2021.

Note 8 – Collateralized Agreements

The Company enters into securities borrowed and securities loaned transactions to, among other things, settle other securities obligations, accommodate customers' needs and conduit matched book activities. The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

In accordance with applicable accounting guidance, there were no eligible items for netting. All securities borrowed and securities loaned transactions were executed on a overnight or open basis, with rights to terminate by either counterparty. At December 31, 2021, the underlying collateral for securities borrowed and securities lending transactions were US denominated equities.

At December 31, 2021, the approximate fair values of collateral received which may be sold or repledged by the Company were:

Fair value of collateral related to securitites borrowed transactions	$	488,937,198
Total	$	488,937,198

At December 31, 2021, the approximate fair values of the portion of collateral received that were sold or repledged by the Company were:

Fair value of collateral related to securitites loaned transactions	$	478,108,508
Total	$	478,108,508

Note 9 – Risks and Uncertainties

Credit Risk and Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company executes and settles securities financing activities with securities lending counterparties. These securities transactions are on a cash and non-cash basis performed under a master securities lending agreement. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing fair value prices. The Company may from time to time be exposed to concentrated credit risk at the industry or geographic level, potentially exposing the company to a single market or political event or correlated set of events. To the extent allowable, the Company has entered into master netting arrangements to mitigate credit risk of financial instruments, which has the potential to reduce the Company's maximum amount of loss due to credit risk for its securities lending business.

The Company's exposure to credit risk associated with the nonperformance of these securities lending counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the securities lending counterparties to satisfy their obligations to the Company.

Customer Activities

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers which is collateralizedby cash and/or securities in a customer account. In connection with these activities, the Company executes and clears customer transactions involving securities sold, not yet purchased. The Company seeks to control risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily, pursuant to such guidelines, the Company requires the customer to deposit additional collateral or reduce positions, when necessary. Such transactions may expose the Company to significant off-balance-sheet risk in the event the collateral is not sufficient to cover losses which customers may occur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices inorder to fulfill the customer's obligations.

Credit Risk

On January 1, 2020, the Company adopted ASU 2016-13, *Financial Instruments – Measurement of Credit Losses on Financial instruments*, which modified the impairment model for measuring current expected credit losses (CECL) for financial assets and certain off-balance sheet items, including securities borrowed transactions, receivables from broker dealers and clearing organizations and receivables from customers. The model includes an allowance account established to record estimated lifetime expected credit loss, which is deducted from the amortized cost basis of the financial asset. The standard requires credit losses and credit loss estimates within the allowance account to be recognized on a timely basis, and to be based on historical information, current information, and reasonable and supportable forecasts of future events.

The ASU provides elective treatment for financial assets that are eligible for collateral maintenance practical expedient. This election may be made when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral.

Determination of eligibility of financial assets for the collateral maintenance expedient requires consideration of credit quality of the assets, and the related need for an allowance for credit losses based on several factors including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the

market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed arenot returned on demand.

The Company evaluated the ASU guidelines and determined its Receivables from customers and Securities borrowed transactions to meet the eligibility requirementsfor the elective practical expedient. The Company also deemed the credit risk of organizations with which it entered clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be materially low, and establishment of a reserve account for CECL to be unnecessary.

The Company elected to apply the practical expedient to margin loans and the accrued interest on these loans based on the terms of margin agreements with customers. Margin levels are monitored daily and contract terms require the customer to deposit additional collateral or reduce positions, when necessary, pursuant to the ASU guidelines. In connection with the customer's continuing ability to meet additional collateral requests, contract terms limited the Company's exposure to the current cost to replace all contracts in which the company has a gain.

Securities borrowed transactions met the practical expedient requirement based on collateral terms within contracts with counterparties. The Company maintains collateral from counterparties and continuously monitors the value of the securities posted as collateral and obtains additional collateral pursuant to contractual provisions to ensure the cash held by the counterparty is fully collateralized.

Operational Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include but are not limited to:

· Operational/Settlement Risk — the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions.

· Technological Risk — the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

· Legal/Documentation Risk — the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

· Financial Control Risk — the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors and regulators is free of material errors.

Additional Risks

Securities Borrowed and Securities Loaned Activities

Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to Securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Interest on such transactions is accrued and reported as securities borrowed interest receivables and securities loaned interest payables, respectively. The market value of securities borrowed, and securities loaned are monitored, with additional collateral obtained or returned to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables and securities loaned, respectively. The Company has established policies and procedures for mitigating credit risk on securities borrowed and securities loaned transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited or returned with the Company as permitted under contractual provisions.

Receivables from and Payables to Customers and Non-Customers

Customer receivables and payables represent amounts due from/to customers, primarily related to margin transactions and cash deposits, which are reported net by customer as Receivable from and Payable to customers in the Statement of Financial Condition. Non-customer receivables and payables represent amounts due from/to non-customers, primarily related to margin transactions and cash deposits, which are reported net by non-customer as Receivable from and Payable to non-customers in the Statement of Financial Condition. In consideration of the historical loss-rate of a singular customer account since inception for this asset class, while considering other current and future economic conditions the Company assessed the risk of default from its customers and non-customers to be minimal and considers any resultant allowance to be not material to the users of these financials statements. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve. At December 31, 2021, the Company reviewed its receivables from customers and recorded no provision in the financial statements.

Receivables from and Payables to Broker-Dealers and Clearing Organizations

The Company's receivables from/payables to broker and dealers and clearing organizations include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, securities failed to receive, accrued interest receivables/payables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and an unaffiliated broker-dealer for certain business. This settlement activity is settled daily between the clearing organization and unaffiliated clearing broker-dealer and the Company. Due to this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company maintains awareness of the creditworthiness of the clearing organizations and brokers and dealers.

Receivables from locate and introducing services

The Company's revenues primarily consist of fees earned from revenue transactions. Substantially all of these receivables are accounted for at amortized cost, which generally approximates fair value. The Company evaluates collectability based upon evaluation of counterparty credit risk, historical losses, current conditions, reasonable and supportable forecasts. The Company does not have an allowance for credit loss recorded as of December 31, 2021.

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. As of December 31, 2021, there were no unasserted claims or assessment that management is aware of or legal counsel has advised are probable of assertion and which must be

disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

Note 12 – Subsequent Events

The Company made a capital withdrawal paid to VCT of $6,000,000 on February 4, 2022.

****